Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

LIONHEART ACQUISITION CORP.

Lionheart Acquisition Corp., a Delaware corporation (the “Corporation”), does hereby certify that:

First: That the Board of Directors and stockholders of the Corporation by unanimous written consent dated as of January 30, 2020, adopted resolutions setting forth an amendment to the Certificate of Incorporation of the Corporation. The resolutions setting forth the amendment are as follows:

RESOLVED, that the Corporation’s Certificate of Incorporation be amended as follows:

1)	ARTICLE FIFTH is amended and restated in its entirety to read as follows:

"The total number of shares which the Corporation shall have authority to issue is ten million (10,000,000) shares of common stock, $0.0001 par value."

Second: That, pursuant to §228 of the General Corporation Law of the State of Delaware, a written consent approving the amendment set forth above was signed by the holders of outstanding voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting on such date at which all shares entitled to vote thereon were present and voted.

Third: That said amendment was duly adopted in accordance with the provisions of §242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 30th day of January 2020.

By:	/s/ Ophir Sternberg
Name:	Ophir Sternberg
Title:	President and Chief Executive Officer